EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Three months
						ended
	2001	2002	2003	2004	2005	March 31, 2006

Fixed Charges and Preferred
Stock Dividends:

Interest	$ 96	$ 83	$ 78	$ 71	$ 77	$ 23

Interest portion of annual rentals	3	2	2	2	3	1

Total fixed charges	99	85	80	73	80	24

Preferred stock dividends (1)	11	9	9	8	6	2

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 110	$ 94	$ 89	$ 81	$ 86	$ 26

Earnings:

Pretax income from continuing operations	$ 324	$ 300	$ 488	$ 361	$ 356	$ 83

Total fixed charges (from above)	99	85	80	73	80	24

Less: interest capitalized	1	1	1	1	1	-

Total earnings for purpose of ratio	$ 422	$ 384	$ 567	$ 433	$ 435	$ 107

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.84	4.09	6.37	5.35	5.06	4.12

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods